                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                        United Oklahoma Bankshares, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock Par Value $1.00 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   911-266104
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                                 (CUSIP Number)

     J. Michael Adcock - 128 N. Broadway, Shawnee, Oklahoma  (405) 275-4000
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                January 31, 1996
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Check the following box if a fee is being paid with the statement [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                  SCHEDULE 13D

 CUSIP No.   911-266104                             Page   2    of    7   Pages
           ---------------                               -----      -----

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 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Ameribank Corporation
           I.R.S. Identification No. 73-1162060
--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [X]
                                                                        (a) [ ]

--------------------------------------------------------------------------------
 3     SEC USE ONLY


 -------------------------------------------------------------------------------
 4     SOURCE OF FUNDS*

            WC

--------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) OR 2(e)                                                [ ]

            Not Applicable
--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION

                Oklahoma
--------------------------------------------------------------------------------
            NUMBER OF             7     SOLE VOTING POWER

             SHARES                              1,514,118
                                 -----------------------------------------------

          BENEFICIALLY            8     SHARED VOTING POWER

            OWNED BY                            -0-
                                 -----------------------------------------------
              EACH                9     SOLE DISPOSITIVE POWER

            REPORTING                           1,514,118
                                 -----------------------------------------------
             PERSON

             WITH                10    SHARED DISPOSITIVE POWER

                                               -0-
--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,514,118
--------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                              [ ]

--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                59.8% (Excludes 273,148 United Common Stock held by
                United as Treasury Stock)
--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*

                HC; CO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13D

 CUSIP No.   911-266104                              Page   3    of    7   Pages
           ---------------                                -----      -----

--------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           George N. Cook, Jr.
           SSN:  ###-##-####
--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                      (a) [ ]

--------------------------------------------------------------------------------
 3     SEC USE ONLY



--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                 [ ]

            Not Applicable

--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States Citizen
--------------------------------------------------------------------------------
            NUMBER OF             7     SOLE VOTING POWER

             SHARES                             -0-
                              --------------------------------------------------
          BENEFICIALLY            8     SHARED VOTING POWER

            OWNED BY                            -0-
                              --------------------------------------------------
              EACH                9     SOLE DISPOSITIVE POWER

            REPORTING                           -0-
                              --------------------------------------------------
             PERSON               10    SHARED DISPOSITIVE POWER

              WITH                              -0-
--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                Right to acquire 247,255 shares of United Common Stock from Ameribank

--------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                            [ ]


--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                9.76% (Excludes 273,148 United Common Stock held by United as Treasury Stock)
--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*

                IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

 CUSIP No.   911-266104                              Page   4    of    7   Pages
           ---------------                                -----      -----

--------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           D. Wesley Schubert
           SSN:  ###-##-####
--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                       (a) [ ]

--------------------------------------------------------------------------------
 3     SEC USE ONLY


--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS*

            AF

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                   [ ]

            Not Applicable
--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION

               United States Citizen
--------------------------------------------------------------------------------
            NUMBER OF             7     SOLE VOTING POWER

            SHARES                             -0-
                              --------------------------------------------------
          BENEFICIALLY            8     SHARED VOTING POWER

            OWNED BY                            -0-
                              --------------------------------------------------
              EACH                9     SOLE DISPOSITIVE POWER

            REPORTING                           -0-
                              --------------------------------------------------
             PERSON              10    SHARED DISPOSITIVE POWER

              WITH                              -0-
--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                Right to acquire 247,255 shares of United Common Stock from Ameribank
-------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                             [ ]


--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               9.76% (Excludes 273,148 United Common Stock held by United as Treasury Stock)
--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*

                IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

 CUSIP No.   911-266104                             Page   5    of    7   Pages
           ---------------                               -----      -----

--------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           J. Michael Adcock
           SSN:  ###-##-####
--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                       (a) [ ]

--------------------------------------------------------------------------------
 3     SEC USE ONLY


--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                  [ ]

            Not Applicable
--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION

                United States Citizen
--------------------------------------------------------------------------------
            NUMBER OF             7     SOLE VOTING POWER

             SHARES                             -0-
                               -------------------------------------------------
          BENEFICIALLY            8     SHARED VOTING POWER

            OWNED BY                            -0-
                               -------------------------------------------------

              EACH                9     SOLE DISPOSITIVE POWER

            REPORTING                           -0-
                               -------------------------------------------------
             PERSON

              WITH                10    SHARED DISPOSITIVE POWER

                                                -0-
--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                Right to acquire 247,255 shares of United Common Stock from Ameribank
--------------------------------------------------------------------------------

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                             [ ]


--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                9.76% (Excludes 273,148 United Common Stock held by United as Treasury Stock)
--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*

                IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

        This Amendment No. 3 amends and supplements the Schedule 13D, dated
May 16, 1995, Amendment No. 1, dated August 3, 1995, Amendment No. 2, dated August 24, 1995, the Tender Offer Statement on Schedule 14D-1 dated November 3, 1995 (the "Schedule 14D-1"), Amendment No. 1 to the Schedule 14D-1, dated December 5, 1995, and the Final Amendment to the Schedule 14D-1, dated January 5, 1996 (as amended, the "Schedule 13D") filed by Ameribank Corporation ("Ameribank") relating to the common stock, par value $1.00 per share (the "United Common Stock"), of United Oklahoma Bankshares, Inc. ("United"). Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 13D.

        This Amendment No. 3 is being filed to amend Item 5.

Item 5.  Interest in Securities of the Issuer.

        (a) On January 5, 1996 Ameribank filed its Final Amendment on Schedule 14D-1, indicating that as of that date it had acquired a total of 1,490,412 shares of United Common Stock. Following that date, Ameribank has acquired an additional 23,706 shares of United Common Stock in private transactions which represents a total of 1,514,118 or approximately 59.8% of the United Common Stock. Since Ameribank's offer to all United Preferred Stockholders in July, 1995, Ameribank has purchased an additional 5,883 shares of United Preferred Stock in private transactions for a total of 106,929 or approximately 73.6% of the United Preferred Stock.

        (b) Subject to the provisions of a Stock Purchase Agreement previously disclosed in the Schedule 14D-1, Ameribank has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of all such acquired shares. There is no shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition of such acquired shares with any other person except as previously disclosed in the Schedule 14D-1.

        (c) There have been no other transactions by Ameribank or to the best of Ameribank's knowledge with any affiliate of Ameribank in United Preferred Stock or United Common Stock that were effected during the past sixty (60) days.

        (d) As previously disclosed in the Schedule 14D-1 and filed as an Exhibit, Ameribank and Messrs. Cook, Schubert and Adcock have entered into a Stock Purchase Agreement, dated November 3, 1995, which provides that Ameribank will sell to each of Messrs. Cook, Schubert and Adcock 16.33% of the total number of shares of United Common Stock and United Preferred Stock which Ameribank now owns or acquires pursuant to the tender offer or in purchases thereafter. The terms provide that the purchase price for such stock shall be the price at which Ameribank acquired the shares plus interest, accrued from the date of Ameribank's acquisition of such stock to the closing of the purchase contemplated by the agreement, at a rate equal to the base rate of interest of Chase Manhattan Bank, N.A. from time to time. The consummation of the transactions are subject to (1) approval from the Board of Governors of the Federal Reserve System; (2) the entering into by the parties of a Shareholders' Agreement restricting the future transfer of the stock by Messrs. Adcock, Schubert and Cook;

and (3) the entering into by the parties of a Voting Trust
Agreement appointing Ameribank as Trustee to vote the shares of Common Stock.


        (e) Not applicable.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  Ameribank Corporation

 (Date)
 February 14, 1996


                                  By:   /s/ D. Wesley Schubert
                                        --------------------------------
                                  Name:     D. WESLEY SCHUBERT
                                  Title:    Vice President